Exhibit 99.1

Contact Information

Investor Relations

Tel: +86 (21) 6195 9561

Email: ir@hworld.com

https://ir.hworld.com

H World Group Limited Reports Fourth Quarter and Full Year of 2025 Unaudited Financial Results

•	A total of 12,858 hotels or 1,264,419 hotel rooms in operation as of December 31, 2025.

•	Hotel turnover[1] increased 18.4% year-over-year to RMB28.1 billion in the fourth quarter of 2025 and increased 16.4% year-over-year for the full year of 2025. Excluding Steigenberger Hotels GmbH and its subsidiaries (“DH”, or “Legacy-DH”), hotel turnover from the Legacy-Huazhu[2] segment increased 18.9% year-over-year in the fourth quarter of 2025 and increased 17.2% year-over-year for the full year of 2025. Hotel turnover from the Legacy-DH segment increased 13.7% year-over-year in the fourth quarter of 2025 and increased 8.5% year-over-year for the full year of 2025.

•	Revenue increased 8.3% year-over-year to RMB6.5 billion (US$933 million)[3] in the fourth quarter of 2025, surpassing the revenue guidance previously announced of a 2% to 6% increase compared to the fourth quarter of 2024, increasing 5.9% year-over-year to RMB25.3 billion (US$3.6 billion) for the full year of 2025. Manachised and franchised (“M&F”) revenue increased 21.0% year-over-year to RMB3.0 billion (US$432 million) in the fourth quarter of 2025, on the high end of M&F revenue guidance previously announced of a 17% to 21% increase, compared to the fourth quarter of 2024, increasing 23.1% year-over-year to RMB11.7 billion (US$1.7 billion) for the full year of 2025. Revenue from the Legacy-Huazhu segment in the fourth quarter of 2025 increased 9.1% year-over-year, exceeding the revenue guidance previously announced of a 3% to 7% increase, increasing 7.9% year-over-year for the full year of 2025. Revenue from the Legacy-DH segment in the fourth quarter of 2025 increased 5.3% as compared with fourth quarter of 2024, and decreasing 1.8% year-over-year for the full year of 2025.

•	Net income attributable to H World Group Limited was RMB1.2 billion (US$168 million) in the fourth quarter of 2025, compared with RMB49 million in the fourth quarter of 2024 and RMB1.5 billion in the previous quarter. Net income attributable to H World Group Limited was RMB5.1 billion (US$726 million) for the full year of 2025, compared with RMB3.0 billion for the full year of 2024.

•	EBITDA (non-GAAP) in the fourth quarter of 2025 was RMB2.1 billion (US$296 million), compared with RMB974 million in the fourth quarter of 2024 and RMB2.5 billion in the previous quarter. EBITDA (non-GAAP) for the full year of 2025 was RMB8.6 billion (US$1.2 billion), compared with RMB6.2 billion for the full year of 2024.

1 Hotel turnover refers to total transaction value of room and non-room revenue from H World hotels (i.e., leased and owned, manachised and franchised hotels).

2 Legacy-Huazhu refers to H World Group Limited and its subsidiaries, excluding DH.

3 The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB6.9931 on December 31, 2025, as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

•	Adjusted EBITDA (non-GAAP), which excluded share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments from EBITDA (non-GAAP), was RMB2.2 billion (US$313 million) in the fourth quarter of 2025, compared with RMB1.2 billion in the fourth quarter of 2024 and RMB2.5 billion in the previous quarter. Adjusted EBITDA (non-GAAP) for the full year of 2025 was RMB8.5 billion (US$1.2 billion), compared with RMB6.8 billion for the full year of 2024.

•	Adjusted EBITDA is a segment measure. Adjusted EBITDA from the Legacy-Huazhu segment was RMB1.9 billion in the fourth quarter of 2025, compared with RMB1.5 billion in the fourth quarter of 2024 and RMB2.4 billion in the previous quarter. Adjusted EBITDA from the Legacy-Huazhu segment was RMB8.0 billion for the full year of 2025, compared with RMB7.0 billion for the full year of 2024. Adjusted EBITDA from the Legacy-DH segment was RMB329 million in the fourth quarter of 2025, compared with a loss of RMB247 million in the fourth quarter of 2024 and a positive RMB67 million in the previous quarter. Adjusted EBITDA from the Legacy-DH segment was RMB499 million for the full year of 2025, compared with a loss of RMB154 million for the full year of 2024.

•	For the second half of 2025, the board of directors of the Company (the “Board”) declared a cash dividend in the aggregate amount of approximately US$400 million, of US$0.130 per ordinary share, or US$1.30 per American Depositary Share (the “ADS”). For the full year of 2025, total amounts declared by the Company to shareholders reached ~US$760 million, including US$650 million of cash dividends and ~US$110 million of share repurchases.

•	For the full year of 2026, H World expects revenue growth to be in the range of 2%-6%, compared to the full year of 2025, or in the range of 5%-9% excluding DH. H World expects its M&F revenue growth to be in the range of 12%-16%, compared to the full year of 2025.

•	For the full year of 2026, H World expects to open 2,200 - 2,300 hotels and close 600 - 700 hotels.

Singapore/Shanghai, China, March 18, 2026 – H World Group Limited (NASDAQ: HTHT and HKEX: 1179) (“H World”, the “Company”, “we” or “our”), a key player in the global hotel industry, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2025.

As of December 31, 2025, H World’s worldwide hotel network in operation totaled 12,858 hotels and 1,264,419 rooms, including 118 hotels from DH. During the fourth quarter of 2025, our Legacy-Huazhu segment opened 406 hotels, all of which are M&F hotels, and closed a total of 246 hotels, including 20 leased and owned hotels and 226 M&F hotels. As of December 31, 2025, H World had a total of 2,906 unopened hotels in the pipeline, including 2,887 hotels from Legacy-Huazhu and 19 hotels from Legacy-DH.

Legacy-Huazhu – Fourth Quarter and Full Year of 2025 Operational Highlights

As of December 31, 2025, Legacy-Huazhu had 12,740 hotels in operation, including 511 leased and owned hotels, and 12,229 M&F hotels. In addition, as of the same date, Legacy-Huazhu had 1,239,397 hotel rooms in operation, including 76,694 rooms under the lease and ownership model, and 1,162,703 rooms under the M&F models. Legacy-Huazhu also had 2,887 unopened hotels in its pipeline, including 11 leased and owned hotels, and 2,876 M&F hotels. The following discusses Legacy-Huazhu’s average daily room rate (“ADR”), occupancy rate and revenue per available room (“RevPAR”) for leased and owned Huazhu hotels, as well as for M&F Huazhu hotels for the periods indicated.

•	The ADR was RMB288 in the fourth quarter of 2025, compared with RMB277 in the fourth quarter of 2024, and RMB304 in the previous quarter.

•	The occupancy rate for all Legacy-Huazhu hotels in operation was 78.4% in the fourth quarter of 2025, compared with 80.0% in the fourth quarter of 2024, and 84.1% in the previous quarter.

•	Blended RevPAR was RMB226 in the fourth quarter of 2025, compared with RMB222 in the fourth quarter of 2024, and RMB256 in the previous quarter.

•	For all the Legacy-Huazhu hotels which had been in operation for at least 18 months, the same-hotel RevPAR was RMB222 in the fourth quarter of 2025, a 2.5% decline from RMB228 in the fourth quarter of 2024, due to a 3.0 percentage-point contraction in same-hotel occupancy rate and partially offset by a 1.2% increase in same-hotel ADR.

Legacy-DH – Fourth Quarter and Full Year of 2025 Operational Highlights

As of December 31, 2025, Legacy-DH had 118 hotels in operation, including 62 leased hotels, and 56 M&F hotels. In addition, as of the same date, Legacy-DH had 25,022 hotel rooms in operation, including 13,363 rooms under the lease model, and 11,659 rooms under the M&F models. Legacy-DH also had 19 unopened hotels in the pipeline, including 8 leased hotels and 11 M&F hotels. The following discusses Legacy-DH’s ADR, occupancy rate and RevPAR for leased as well as for M&F DH hotels (excluding hotels temporarily closed) for the periods indicated.

•	The ADR was EUR120 in the fourth quarter of 2025, compared with EUR115 in the fourth quarter of 2024 and EUR117 in the previous quarter.

•	The occupancy rate for all Legacy-DH hotels in operation was 72.6% in the fourth quarter of 2025, compared with 70.5% in the fourth quarter of 2024 and 74.4% in the previous quarter.

•	Blended RevPAR was EUR87 in the fourth quarter of 2025, compared with EUR81 in the fourth quarter of 2024 and EUR87 in the previous quarter.

Jin Hui, CEO of H World commented: “2025 marked our 20th anniversary. I am pleased to see that we opened a total of 2,444 new hotels throughout the year, representing another year of rapid network expansion. More importantly, driven by our ongoing product upgrades and a series of revenue management optimization initiatives, our RevPAR year-on-year performance started to improve from the third quarter and returned to positive growth in the fourth quarter. Looking ahead, we will continue to pursue high-quality hotel network expansion, strengthen our brand positioning and ‘service excellence’, enhance member-centric sales capabilities underpinned by the H Rewards membership program, and further deepen technology and AI empowerment.”

“Regarding our business outside China, our Legacy-DH segment recorded an 8.2% year-over-year RevPAR increase in 2025. Looking into 2026, we will continue to enhance hotel operations, focus on cost reduction and efficiency improvement, optimize our asset structure, and refine the positioning and value proposition of our core brands.”

Fourth Quarter and Full Year of 2025 Unaudited Financial Results

(RMB in millions)	Q4 2024	Q3 2025	Q4 2025	2024FY	2025FY
Revenue:
Leased and owned hotels	3,373	3,487	3,266	13,843	12,943
Manachised and franchised hotels	2,499	3,309	3,023	9,498	11,696
Others	151	165	236	550	668
Total revenue	6,023	6,961	6,525	23,891	25,307

Revenue in the fourth quarter of 2025 was RMB6.5 billion (US$933 million), representing an 8.3% year-over-year increase which exceeds the previously-announced revenue guidance of a 2% to 6% increase, and a sequential decrease of 6.3% due to seasonality effects. Revenue from the Legacy-Huazhu segment in the fourth quarter of 2025 was RMB5.2 billion, representing a 9.1% year-over-year increase and an 8.7% sequential decline. The 9.1% year-over-year increase exceeds the previously-announced revenue guidance of a 3% to 7% increase, which was primarily supported by better-than-expected RevPAR performance and our fast network expansion. Revenue from the Legacy-DH segment in the fourth quarter of 2025 was RMB1.3 billion, representing a 5.3% year-over-year increase and a 5.0% sequential rise.

Revenue for the full year of 2025 was RMB25.3 billion (US$3.6 billion), representing an increase of 5.9% over the full year of 2024. Revenue from Legacy-Huazhu for the full year of 2025 was RMB20.5 billion, representing a 7.9% year-over-year increase. Revenue from the Legacy-DH segment for the full year of 2025 was RMB4.8 billion, representing a 1.8% year-over-year decline.

Revenue from leased and owned hotels in the fourth quarter of 2025 was RMB3.3 billion (US$467 million), representing a 3.2% year-over-year decrease and a 6.3% sequential decrease. Revenue from leased and owned hotels from the Legacy-Huazhu segment in the fourth quarter of 2025 was RMB2.0 billion, representing a 6.9% year-over-year decrease. Revenue from leased and owned hotels from the Legacy-DH segment in the fourth quarter of 2025 was RMB1.2 billion, representing a 3.7% year-over-year increase.

For the full year of 2025, revenue from our leased and owned hotels was RMB12.9 billion (US$1.9 billion), representing a 6.5% year-over-year decline. Revenue from our Legacy-Huazhu leased and owned hotels for the full year of 2025 was RMB8.4 billion, representing an 8.5% year-over-year decrease. Revenue from our Legacy-DH leased and owned hotels for the full year of 2025 was RMB4.6 billion, representing a 2.7% year-over-year decrease.

Revenue from manachised and franchised (“M&F”) hotels in the fourth quarter of 2025 was RMB3.0 billion (US$432 million), representing a 21.0% year-over-year increase and an 8.6% sequential decline. Revenue from our Legacy-Huazhu segment from M&F hotels in the fourth quarter of 2025 was RMB3.0 billion, representing a 20.4% year-over-year increase. Revenue from Legacy-DH M&F hotels in the fourth quarter of 2025 was RMB56 million, representing a 64.7% year-over-year increase.

For the full year of 2025, revenue from M&F hotels was RMB11.7 billion (US$1.7 billion), representing a 23.1% year-over-year increase. The revenue from M&F hotels accounted for 46.2% of the total revenue from the Legacy-Huazhu segment for the full year of 2025, compared to 39.8% for the full year of 2024. Revenue from our Legacy-Huazhu M&F hotels for the full year of 2025 was RMB11.5 billion, representing a 23.0% year-over-year increase. The revenue from Legacy-Huazhu M&F hotels accounted for 56.2% of revenue from the Legacy-Huazhu segment for the full year of 2025, compared to 49.3% for the full year of 2024. Revenue from our Legacy-DH M&F hotels for the full year of 2025 was RMB176 million, representing a 39.7% year-over-year increase.

Other revenue represents revenue generated from businesses other than our hotel operations, which mainly includes revenue from the provision of technical services, procurement platform and Huazhu Mall™, and other revenue from the Legacy-DH segment, totaling RMB236 million (US$34 million) in the fourth quarter of 2025, compared to RMB151 million in the fourth quarter of 2024 and RMB165 million in the previous quarter.

For the full year of 2025, other revenue was RMB668 million (US$95 million), compared to RMB550 million for the full year of 2024.

(RMB in millions)	Q4 2024	Q3 2025	Q4 2025	2024FY	2025FY
Operating costs and expenses:
Hotel operating costs	(4,190)	(4,062)	(3,921)	(15,285)	(15,339)
Other operating costs	(5)	(16)	(23)	(31)	(61)
Selling and marketing expenses	(296)	(339)	(379)	(1,176)	(1,270)
General and administrative expenses	(725)	(545)	(545)	(2,508)	(2,262)
Pre-opening expenses	(4)	(12)	(14)	(50)	(41)
Total operating costs and expenses	(5,220)	(4,974)	(4,882)	(19,050)	(18,973)

Hotel operating costs in the fourth quarter of 2025 were RMB3.9 billion (US$560 million), compared to RMB4.2 billion in the fourth quarter of 2024 and RMB4.1 billion in the previous quarter. As the Company continues to transform into a more asset-light M&F model, hotel operating costs from the Legacy-Huazhu segment in the fourth quarter of 2025 were RMB2.9 billion, which represented 56.2% of revenue, compared to RMB2.8 billion or 58.2% of revenue in the fourth quarter of 2024 and RMB3.0 billion or 52.8% of revenue for the previous quarter. Hotel operating costs from the Legacy-DH segment in the fourth quarter of 2025 were RMB993 million, which represented 76.0% of revenue from the Legacy-DH segment, compared to RMB1.4 billion or 113.5% of revenue in the fourth quarter of 2024 and RMB1.0 billion or 84.2% of revenue for the previous quarter.

For the full year of 2025, hotel operating costs were RMB15.3 billion (US$2.2 billion), remaining largely flat compared to RMB15.3 billion for the full year of 2024. Hotel operating costs from Legacy-Huazhu for the full year of 2025 were RMB11.5 billion, which represented 55.8% of revenue, compared to 57.5% for the full year of 2024. Hotel operating costs from Legacy-DH for the full year of 2025 were RMB3.9 billion, which represented 81.6% of revenue from the Legacy-DH segment, compared to 89.1% for the full year of 2024.

Selling, General and administrative (“SG&A”) expenses in the fourth quarter of 2025 were RMB924 million (US$132 million), reflecting a 9.5% year-over-year decrease. This was mainly attributable to a 10.0% year-over-year decline in Legacy-Huazhu SG&A driven by the adjustment to the provision for our bonus plan, and an 8.9% year-over-year decline in Legacy-DH SG&A.

For the full year of 2025, SG&A expenses were RMB3.5 billion (US$503 million), reflecting a 4.1% year-over-year decrease, attributable to a largely flat year-over-year SG&A expenses in Legacy-Huazhu and a 14.9% year-over-year decline in Legacy-DH.

Other operating income, net in the fourth quarter of 2025 was RMB259 million (US$36 million), compared to RMB99 million in the fourth quarter of 2024 and RMB61 million in the previous quarter. The increase in the fourth quarter of 2025 was mainly attributable to gains from the disposal of 4 leased hotels in DH.

Other operating income, net for the full year of 2025 was RMB485 million (US$69 million), compared to RMB359 million for the full year of 2024.

Income from operations in the fourth quarter of 2025 was RMB1.9 billion (US$272 million), representing a notable year-on-year improvement, driven primarily by a 35.1% year-on-year increase in Legacy-Huazhu together with a favorable earnings contribution from Legacy-DH.

Income from operations for the full year of 2025 was RMB6.8 billion (US$975 million), reflecting a 31.1% year-over-year increase, supported by a 17.5% year-over-year rise in income from operations from Legacy-Huazhu and a positive profit contribution from Legacy DH.

Operating margin, defined as income from operations as a percentage of revenue, was 29.1% in the fourth quarter of 2025, compared with 15.0% in the fourth quarter of 2024 and 29.4% for the previous quarter. The year-over-year margin improvement was mainly driven by a higher revenue contribution from our M&F businesses, consistent with our asset-light expansion strategy.

Operating margin for the full year of 2025 was 26.9%, compared with 21.8% for the full year of 2024.

Income tax expense in the fourth quarter of 2025 was RMB571 million (US$82 million), compared to RMB578 million in the fourth quarter of 2024 and RMB648 million in the previous quarter.

For the full year of 2025, income tax expense was RMB2.2 billion (US$309 million), compared to RMB1.7 billion for the full year of 2024.

Net income attributable to H World Group Limited in the fourth quarter of 2025 was RMB1.2 billion (US$168 million), representing a significant year-over-year improvement, which was mainly fueled by a 170.7% year-over-year rise in Legacy-Huazhu along with a positive profit contribution from Legacy-DH.

Net income attributable to H World Group Limited for the full year of 2025 was RMB5.1 billion (US$726 million), reflecting a 66.7% year-over-year increase, supported by a 39.4% year-over-year rise in Legacy-Huazhu and a positive profit contribution from Legacy DH.

EBITDA (non-GAAP) in the fourth quarter of 2025 was RMB2.1 billion (US$296 million), compared with RMB974 million in the fourth quarter of 2024 and RMB2.5 billion in the previous quarter.

EBITDA (non-GAAP) for the full year of 2025 was RMB8.6 billion (US$1.2 billion), compared to RMB6.2 billion for the full year of 2024.

Adjusted EBITDA (non-GAAP), which excluded the following from EBITDA (non-GAAP): share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments, was RMB2.2 billion (US$313 million) in the fourth quarter of 2025, compared with RMB1.2 billion in the fourth quarter of 2024 and RMB2.5 billion in the previous quarter. Adjusted EBITDA from the Legacy-Huazhu segment, which is a segment measure, was RMB1.9 billion in the fourth quarter of 2025, compared with RMB1.5 billion in the fourth quarter of 2024 and RMB2.4 billion in the previous quarter. Adjusted EBITDA from the Legacy-DH segment, which is a segment measure, was RMB329 million in the fourth quarter of 2025, compared with a loss of RMB247 million in the fourth quarter of 2024 and a positive RMB67 million in the previous quarter.

Adjusted EBITDA (non-GAAP) for the full year of 2025 was RMB8.5 billion (US$1.2 billion), compared with RMB6.8 billion for the full year of 2024. The adjusted EBITDA from Legacy-Huazhu for the full year of 2025 was RMB8.0 billion, compared with RMB7.0 billion for the full year of 2024. The adjusted EBITDA from Legacy-DH for the full year of 2025 was RMB499 million, compared with a loss of RMB154 million for the full year of 2024.

Cash flow. Operating cash inflow in the fourth quarter of 2025 was RMB3.4 billion (US$492 million). Investing cash inflow in the fourth quarter of 2025 was RMB1.0 billion (US$144 million). Financing cash outflow in the fourth quarter of 2025 was RMB1.2 billion (US$165 million).

Operating cash inflow for the full year of 2025 was RMB8.4 billion (US$1.2 billion), compared to RMB7.5 billion for the full year of 2024. Investing cash outflow for the full year of 2025 was RMB1.0 billion (US$149 million), compared to RMB2.2 billion for the full year of 2024. Financing cash outflow for the full year of 2025 was RMB4.3 billion (US$616 million), compared to RMB5.5 billion for the full year of 2024.

Cash, cash equivalents and restricted cash. As of December 31, 2025, the Company had a total balance of cash and cash equivalents of RMB10.4 billion (US$1.5 billion) and restricted cash of RMB146 million (US$21 million).

Debt financing. As of December 31, 2025, the Company had total debt of RMB5.8 billion (US$831 million). The net cash balances, which include cash and cash equivalents, restricted cash, net of short-term and long-term debt, amounted to RMB4.7 billion (US$675 million). The unutilized credit facility available to the Company was RMB6.3 billion.

Change of Officers

Ms. Chen Hui will step down as the chief financial officer of the Company, effective from March 18, 2026. Mr. Arthur Yu has been appointed as the chief financial officer of the Company, effective from the same date.

Mr. Yu has served as the executive vice president of the Company since December 1, 2025. Before joining the Company, Mr. Yu served as the chief financial officer of Baozun Inc. from December 2020 to April 2024. He was also the president of Baozun E-Commerce from December 2022 to March 2025. Before joining Baozun Inc., he worked for Jaguar Land Rover Plc, where he served as the Global Vice President, the chief financial officer of the Greater China Region and a British-side supervisor at Chery Jaguar Land Rover (a joint venture between Chery Automotive Co., Ltd. and Jaguar Land Rover in China) from 2018 to 2020. Prior to this, Mr. Yu worked for BT Group Plc (a company listed on the London Stock Exchange, stock code: BT.A) (“BT Group”) from 2009 to 2018 and held several senior leadership positions within BT Group in the United Kingdom and Hong Kong. His last role within BT Group was the chief financial officer (Asia, Middle East and Africa) and the Chairman of BT China. In his earlier career, Mr. Yu worked in PricewaterhouseCoopers as a management consultant from 2007 to 2009 and in Rolls-Royce Plc successively as management trainee, analyst and manager from 2004 to 2007. Mr. Yu received a bachelor of science degree in management sciences from Warwick University in England in 2003, a master of science degree in management information systems from the London School of Economics in 2004 in England, and an executive MBA degree from Judge Business School, University of Cambridge in 2016 in England. He is currently a fellow member of the Charted Institute of Management Accountant.

Mr. Jin Hui, the Company’s chief executive officer, commented, “I would like to congratulate and welcome Arthur on his new role as the chief financial officer of the Company. We believe his expertise and vision will be valuable in driving our financial strategy and supporting our growth trajectory. On behalf of the Company, I would also like to thank Ms. Chen Hui for her strong loyalty and commitment to the Company and significant contributions to the Company as the chief financial officer.”

Cash Dividend

The Board has approved the declaration and payment of an ordinary cash dividend (the “Cash Dividend”), for the second half of 2025 in the aggregate amount of approximately US$400 million, of US$0.130 per ordinary share, or US$1.30 per ADS. Holders of the Company’s ordinary shares or ADSs as of the close of business on May 4, 2026 will be entitled to receive the Cash Dividend. Dividends to holders of the Company’s ordinary shares are expected to be distributed on or about May 13, 2026. Citibank, N.A. (“Citi”), depositary bank for the Company’s ADS program, expects to pay out dividends to ADS holders on or about May 20, 2026. All dividends to the Company’s ADS holders through Citi will be subject to the terms of the deposit agreement by and among the Company and Citi, and the holders and beneficial owners of ADSs issued thereunder, including the fees and expenses payable thereunder.

Guidance

For the full year of 2026, H World expects revenue growth to be in the range of 2%-6%, compared to the full year of 2025, or in the range of 5%-9% excluding DH. H World expects its M&F revenue growth to be in the range of 12%-16%, compared to the full year of 2025.

For the full year of 2026, H World expects to open 2,200 - 2,300 hotels and close 600 - 700 hotels.

The above forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

H World’s management will host a conference call at 8 a.m. U.S. Eastern time on Wednesday, March 18, 2026 (8 p.m. Hong Kong time on Wednesday, March 18, 2026) following the announcement.

To join by phone, all participants must pre-register this conference call using the Participant Registration link of https://register-conf.media-server.com/register/BIf18ca0d1c5504ba89697ca56825edb8f Upon registration, each participant will receive details for the conference call, including dial-in numbers, conference call passcode and a unique access PIN.

A live webcast of the call can be accessed at https://edge.media-server.com/mmc/p/5kkad4gk or the Company’s website at https://ir.hworld.com/news-and-events/events-calendar.

A replay of the conference call will be available for twelve months from the date of the conference at the Company’s website, https://ir.hworld.com/news-and-events/events-calendar.

Use of Non-GAAP Financial Measures

To supplement the Company’s unaudited consolidated financial results presented in accordance with U.S. Generally-Accepted Accounting Principles (“GAAP”), the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission (“SEC”): adjusted net income (loss) attributable to H World Group Limited excluding share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments; adjusted basic and diluted earnings (losses) per share/ADS excluding share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments; EBITDA; adjusted EBITDA excluding share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and non-GAAP Results” set forth at the end of this release. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding Company performance by excluding share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments that may not be indicative of Company operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Company performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. The Company believes these non-GAAP financial measures are also useful to investors in allowing for greater transparency with respect to supplemental information used regularly by Company management in financial and operational decision-making. A limitation of using non-GAAP financial measures excluding share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments is that share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments have been and may continue to be significant and recurring in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The Company believes that EBITDA is a useful financial metric to assess the operating and financial performance before the impact of investing and financing transactions and income taxes, given the significant investments that the Company has made in leasehold improvements, depreciation and amortization expense that comprise a significant portion of the Company’s cost structure. In addition, the Company believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of financial performance. The Company believes that EBITDA information provides investors with a useful tool for comparability between periods because it excludes depreciation and amortization expense attributable to capital expenditures. The Company also uses adjusted EBITDA to assess operating results of its hotels in operation. The Company believes that the exclusion of share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments helps facilitate year-over-year comparisons of the results of operations as the share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments may not be indicative of Company operating performance.

Therefore, the Company believes adjusted EBITDA more closely reflects the financial performance capability of Company’s hotels. The presentation of EBITDA and adjusted EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains considered to be outside the ordinary course of business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets (including land use rights), income tax, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of the results. The Company compensates for these limitations by providing the relevant disclosure of depreciation and amortization, interest income, interest expense, income tax expense, share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments all in the reconciliations to the U.S. GAAP financial measures and in the consolidated financial statements, all of which should be considered when evaluating the performance of the Company.

The terms EBITDA and adjusted EBITDA are not defined under U.S. GAAP, and neither EBITDA nor adjusted EBITDA is a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing the operating and financial performance, investors should not consider these data in isolation or as a substitute for the Company’s net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company’s EBITDA or adjusted EBITDA may not be comparable to EBITDA or adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA or adjusted EBITDA in the same manner as the Company does.

Reconciliations of the Company’s non-GAAP financial measures, including EBITDA and adjusted EBITDA, to the consolidated statement of operations information are included at the end of this press release.

About H World Group Limited

Originated in China, H World Group Limited is a key player in the global hotel industry. As of December 31, 2025, H World operated 12,858 hotels with 1,264,419 rooms in operation in 21 countries. H World’s brands include HanTing Hotel, JI Hotel, Orange Hotel, Crystal Orange Hotel, IntercityHotel, Grand JI Hotel, Hi Inn, Ni Hao Hotel, Elan Hotel, Zleep Hotels, Starway Hotel, CitiGO, Manxin Hotel, Madison Hotel, MAXX Hotel, Blossom House, Joya Hotel, Steigenberger Hotels & Resorts, Jaz in the City, Steigenberger Icons and Song Hotels. In addition, H World also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

H World’s business includes leased and owned, M&F models. Under the lease and ownership model, H World directly operates hotels typically located on leased or owned properties. Under the manachise model, H World manages manachised hotels through the on-site hotel managers that H World appoints, and H World collects fees from franchisees. Under the franchise model, H World provides training, reservations and support services to the franchised hotels, and collects fees from franchisees but does not appoint on-site hotel managers. H World applies a consistent standard and platform across all of its hotels. As of December 31, 2025, H World operated 7 percent of its hotel rooms under the lease and ownership model, and 93 percent under the manachise and franchise model.

For more information, please visit H World’s website: https://ir.hworld.com.

Safe Harbor Statement Under the U.S. Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; economic conditions; the regulatory environment; our ability to attract and retain customers and leverage our brands; trends and competition in the lodging industry; the expected growth of demand for lodging; and other factors and risks detailed in our filings with the U.S. Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

H World undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

—Financial Tables and Operational Data Follow—

H World Group Limited

Unaudited Condensed Consolidated Balance Sheets

	December 31, 2024	December 31, 2025
	RMB	RMB	US$[4]
	(in millions)
ASSETS
Current assets:
Cash and cash equivalents	7,474	10,386	1,485
Restricted cash	50	146	21
Short-term investments	3,603	4,894	700
Accounts receivable, net	817	723	104
Loan receivables - current, net	114	87	12
Amounts due from related parties, current	297	272	39
Inventories	60	57	8
Other current assets, net	800	870	124
Total current assets	13,215	17,435	2,493

Property and equipment, net	5,682	5,230	748
Intangible assets, net	4,776	5,028	719
Operating lease right-of-use assets	24,992	24,983	3,573
Finance lease right-of-use assets	2,272	2,394	342
Land use rights, net	174	155	22
Long-term investments	2,316	1,369	196
Goodwill	5,221	5,428	776
Amounts due from related parties, non-current	51	42	6
Loan receivables, net	190	132	19
Other assets, net	668	752	108
Deferred tax assets	1,054	1,157	165
Assets held for sale	1,941	669	96
Total assets	62,552	64,774	9,263

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	880	5,337	763
Accounts payable	983	1,020	146
Amounts due to related parties	74	129	18
Salary and welfare payables	1,201	1,188	170
Deferred revenue	1,822	1,823	261
Operating lease liabilities, current	3,492	3,478	497
Finance lease liabilities, current	50	59	8
Accrued expenses and other current liabilities	4,006	4,902	702
Income tax payable	813	1,191	170
Total current liabilities	13,321	19,127	2,735

Long-term debt	4,546	479	68
Operating lease liabilities, non-current	23,634	23,653	3,382
Finance lease liabilities, non-current	2,843	3,063	438
Deferred revenue	1,351	1,602	229
Other long-term liabilities	1,472	1,925	276
Deferred tax liabilities	919	1,187	170
Retirement benefit obligations	111	109	16
Liabilities held for sale	2,084	671	96
Total liabilities	50,281	51,816	7,410

Equity:
Ordinary shares	0	0	0
Treasury shares	(274)	(662)	(95)
Additional paid-in capital	9,620	9,653	1,381
Retained earnings	2,449	3,614	517
Accumulated other comprehensive income	382	199	28
Total H World Group Limited shareholders' equity	12,177	12,804	1,831
Noncontrolling interest	94	154	22
Total equity	12,271	12,958	1,853
Total liabilities and equity	62,552	64,774	9,263

4 The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB6.9931 on December 31, 2025, as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

H World Group Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended				Year Ended
	December 31, 2024	September 30, 2025	December 31, 2025		December 31, 2024	December 31, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except shares, per share and per ADS data)
Revenue:
Leased and owned hotels	3,373	3,487	3,266	467	13,843	12,943	1,851
Manachised and franchised hotels	2,499	3,309	3,023	432	9,498	11,696	1,672
Others	151	165	236	34	550	668	95
Total revenue	6,023	6,961	6,525	933	23,891	25,307	3,618

Operating costs and expenses:
Hotel operating costs:
Rents	(1,100)	(1,059)	(1,046)	(149)	(4,365)	(4,179)	(597)
Utilities	(155)	(183)	(154)	(22)	(690)	(656)	(94)
Personnel costs	(1,393)	(1,487)	(1,468)	(210)	(5,326)	(5,761)	(824)
Depreciation and amortization	(305)	(304)	(289)	(41)	(1,254)	(1,190)	(170)
Consumables, food and beverage	(336)	(337)	(314)	(45)	(1,293)	(1,221)	(175)
Others	(901)	(692)	(650)	(93)	(2,357)	(2,332)	(334)
Total hotel operating costs	(4,190)	(4,062)	(3,921)	(560)	(15,285)	(15,339)	(2,194)
Other operating costs	(5)	(16)	(23)	(3)	(31)	(61)	(9)
Selling and marketing expenses	(296)	(339)	(379)	(54)	(1,176)	(1,270)	(182)
General and administrative expenses	(725)	(545)	(545)	(78)	(2,508)	(2,262)	(321)
Pre-opening expenses	(4)	(12)	(14)	(2)	(50)	(41)	(6)
Total operating costs and expenses	(5,220)	(4,974)	(4,882)	(697)	(19,050)	(18,973)	(2,712)
Other operating income (expense), net	99	61	259	36	359	485	69
Income (loss) from operations	902	2,048	1,902	272	5,200	6,819	975
Interest income	53	60	62	9	210	223	32
Interest expense	(74)	(86)	(86)	(12)	(318)	(337)	(48)
Other income (expense), net	(14)	80	(79)	(11)	51	38	5
Gains (losses) from fair value changes of equity securities	(19)	2	1	0	(66)	(10)	(1)
Foreign exchange gains (losses)	(155)	39	(44)	(6)	(272)	569	81
Income (loss) before income taxes	693	2,143	1,756	252	4,805	7,302	1,044
Income tax (expense) benefit	(578)	(648)	(571)	(82)	(1,662)	(2,161)	(309)
Income (Loss) from equity method investments	(54)	(23)	(0)	(0)	(41)	(26)	(4)
Net income (loss)	61	1,472	1,185	170	3,102	5,115	731
Net (income) loss attributable to noncontrolling interest	(12)	(3)	(12)	(2)	(54)	(35)	(5)
Net income (loss) attributable to H World Group Limited	49	1,469	1,173	168	3,048	5,080	726

Gains (losses) arising from defined benefit plan, net of tax	6	(1)	10	2	6	9	1
Gains (losses) from fair value changes of debt securities, net of tax	(13)	-	(12)	(2)	(38)	(8)	(1)
Foreign currency translation adjustments, net of tax	(70)	(56)	(4)	(1)	28	(184)	(26)
Comprehensive income (loss)	(16)	1,415	1,179	169	3,098	4,932	705
Comprehensive (income) loss attributable to noncontrolling interest	(12)	(3)	(12)	(2)	(54)	(35)	(5)
Comprehensive income (loss) attributable to H World Group Limited	(28)	1,412	1,167	167	3,044	4,897	700

Earnings (Losses) per share:
Basic	0.02	0.48	0.38	0.05	0.98	1.65	0.24
Diluted	0.02	0.46	0.37	0.05	0.96	1.60	0.23

Earnings (Losses) per ADS:
Basic	0.16	4.78	3.82	0.55	9.78	16.54	2.37
Diluted	0.16	4.60	3.68	0.53	9.64	15.97	2.28

Weighted average number of shares used in computation:
Basic	3,080,973,793	3,077,086,517	3,068,046,594	3,068,046,594	3,115,130,107	3,070,939,457	3,070,939,457
Diluted	3,123,364,616	3,249,693,471	3,256,974,776	3,256,974,776	3,278,308,290	3,247,494,097	3,247,494,097

H World Group Limited

Unaudited Condensed Consolidated Statements of Cash Flows

	Quarter Ended				Year Ended
	December 31, 2024	September 30, 2025	December 31, 2025		December 31, 2024	December 31, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in millions)
Operating activities:
Net income (loss)	61	1,472	1,185	170	3,102	5,115	731

Share-based compensation	73	92	81	11	322	420	60
Depreciation and amortization, and other	326	319	302	43	1,337	1,257	180
Impairment loss	469	114	90	13	537	242	35
Loss (income) from equity method investments, net of dividends	65	23	1	0	97	81	12
Investment (income) loss and foreign exchange (gain) loss	195	(53)	52	7	250	(664)	(95)
Changes in operating assets and liabilities	1,323	(240)	1,684	241	1,886	2,080	297
Other	192	(30)	48	7	(13)	(152)	(22)
Net cash provided by (used in) operating activities	2,704	1,697	3,443	492	7,518	8,379	1,198

Investing activities:
Capital expenditures	(205)	(204)	(205)	(29)	(898)	(838)	(120)
Purchase of investments	(3,099)	(2,874)	(2,482)	(355)	(4,017)	(8,134)	(1,163)
Proceeds from maturity/sale and return of investments	176	10	3,637	520	2,563	7,777	1,112
Loan advances	(54)	(32)	(15)	(2)	(193)	(71)	(10)
Loan collections	73	48	35	5	229	165	24
Other	10	6	38	5	77	59	8
Net cash provided by (used in) investing activities	(3,099)	(3,046)	1,008	144	(2,239)	(1,042)	(149)

Financing activities:
Payment of share repurchase	-	(3)	(337)	(48)	(1,172)	(783)	(112)
Proceeds from debt	25	13	1,415	202	643	3,623	518
Repayment of debt	(49)	(42)	(2,233)	(319)	(613)	(3,198)	(457)
Dividend paid	(0)	(1,771)	(0)	(0)	(3,480)	(3,907)	(559)
Purchase of prepaid put option	-	-	-	-	(710)	-	-
Other	(13)	(10)	(1)	(0)	(172)	(41)	(6)
Net cash provided by (used in) financing activities	(37)	(1,813)	(1,156)	(165)	(5,504)	(4,306)	(616)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	21	(92)	(28)	(4)	30	(30)	(4)
Net increase (decrease) in cash, cash equivalents and restricted cash, including cash classified within assets held for sale	(411)	(3,254)	3,267	467	(195)	3,001	429
Less: net increase (decrease) in cash and cash equivalents classified within assets held for sale	5	(5)	1	0	(9)	(7)	(1)
Cash, cash equivalents and restricted cash at the beginning of the period	7,940	10,515	7,266	1,039	7,710	7,524	1,076
Cash, cash equivalents and restricted cash at the end of the period	7,524	7,266	10,532	1,506	7,524	10,532	1,506

H World Group Limited

Unaudited Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended				Year Ended
	December 31, 2024	September 30, 2025	December 31, 2025		December 31, 2024	December 31, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except shares, per share and per ADS data)
Net income (loss) attributable to H World Group Limited (GAAP)	49	1,469	1,173	168	3,048	5,080	726
Share-based compensation expenses	73	92	81	11	322	420	60
(Gain) loss from fair value changes of equity securities	19	(2)	(1)	(0)	66	10	1
Foreign exchange (gain) loss, net	155	(39)	44	6	272	(569)	(81)
(Gain) loss on disposal of investments	25	-	-	-	10	-	-
Adjusted net income (loss) attributable to H World Group Limited (non-GAAP)	321	1,520	1,297	185	3,718	4,941	706

Adjusted earnings (losses) per share (non-GAAP)
Basic	0.10	0.49	0.42	0.06	1.19	1.61	0.23
Diluted	0.10	0.48	0.41	0.06	1.17	1.55	0.22

Adjusted earnings (losses) per ADS (non-GAAP)
Basic	1.04	4.94	4.22	0.60	11.94	16.09	2.30
Diluted	1.03	4.76	4.06	0.58	11.68	15.54	2.22

Weighted average number of shares used in computation
Basic	3,080,973,793	3,077,086,517	3,068,046,594	3,068,046,594	3,115,130,107	3,070,939,457	3,070,939,457
Diluted	3,123,364,616	3,249,693,471	3,256,974,776	3,256,974,776	3,278,308,290	3,247,494,097	3,247,494,097

	Quarter Ended				Year Ended
	December 31, 2024	September 30, 2025	December 31, 2025		December 31, 2024	December 31, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except per share and per ADS data)
Net income (loss) attributable to H World Group Limited (GAAP)	49	1,469	1,173	168	3,048	5,080	726
Interest income	(53)	(60)	(62)	(9)	(210)	(223)	(32)
Interest expense	74	86	86	12	318	337	48
Income tax expense	578	648	571	82	1,662	2,161	309
Depreciation and amortization	326	319	302	43	1,332	1,257	180
EBITDA (non-GAAP)	974	2,462	2,070	296	6,150	8,612	1,231
Share-based compensation	73	92	81	11	322	420	60
(Gain) loss from fair value changes of equity securities	19	(2)	(1)	(0)	66	10	1
Foreign exchange (gain) loss, net	155	(39)	44	6	272	(569)	(81)
(Gain) loss on disposal of investments	25	-	-	-	10	-	-
Adjusted EBITDA (non-GAAP)	1,246	2,513	2,194	313	6,820	8,473	1,211

H World Group Limited

Segment Financial Summary

	Quarter Ended December 31, 2024			Quarter Ended September 30, 2025			Quarter Ended December 31, 2025
	Legacy- Huazhu	Legacy- DH	Elimination	Legacy- Huazhu	Legacy- DH	Elimination	Legacy- Huazhu	Legacy- DH	Elimination
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions)			(in millions)			(in millions)
Leased and owned hotels	2,178	1,195	-	2,301	1,186	-	2,027	1,239	-
Manachised and franchised hotels	2,470	34	(5)	3,267	48	(6)	2,974	56	(7)
Others	141	12	(2)	154	11	-	224	12	-
Revenue	4,789	1,241	(7)	5,722	1,245	(6)	5,225	1,307	(7)

Depreciation and amortization	265	61	(0)	252	67	(0)	236	66	(0)
Adjusted EBITDA	1,493	(247)	(0)	2,446	67	(0)	1,865	329	(0)

From 1Q25, we started to present the segment financial summary before elimination. Accordingly, comparative figures for the prior periods were updated to conform to the current period’s presentation.

H World Group Limited

Segment Financial Summary

	Year Ended December 31, 2024			Year Ended December 31, 2025
	Legacy- Huazhu	Legacy- DH	Elimination	Legacy- Huazhu	Legacy- DH	Elimination
	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions)			(in millions)
Leased and owned hotels	9,146	4,697	-	8,371	4,572	-
Manachised and franchised hotels	9,385	126	(13)	11,542	176	(22)
Others	498	58	(6)	622	46	-
Revenue	19,029	4,881	(19)	20,535	4,794	(22)

Depreciation and amortization	1,095	237	(0)	1,002	255	(0)
Adjusted EBITDA	6,974	(154)	(0)	7,974	499	0

Operating Results: Legacy-Huazhu(1)

	Number of hotels				Number of rooms
	Opened in Q4 2025	Closed in Q4 2025	Net added in Q4 2025	As of December 31, 2025	As of December 31, 2025
Leased and owned hotels	-	(20)	(20)	511	76,694
Manachised and franchised hotels	406	(226)	180	12,229	1,162,703
Total	406	(246)	160	12,740	1,239,397

(1)	Legacy-Huazhu refers to H World Group Limited and its subsidiaries, excluding DH

	As of December 31, 2025
	Number of hotels	Unopened hotels in pipeline
Economy hotels	6,024	1,153
Leased and owned hotels	244	3
Manachised and franchised hotels	5,780	1,150
Midscale, upper-midscale hotels and others	6,716	1,734
Leased and owned hotels	267	8
Manachised and franchised hotels	6,449	1,726
Total	12,740	2,887

	For the quarter ended
	December 31,	September 30,	December 31,	yoy
	2024	2025	2025	change
Average daily room rate (in RMB)
Leased and owned hotels	353	378	364	2.9%
Manachised and franchised hotels	270	299	283	4.8%
Blended	277	304	288	4.1%
Occupancy rate (as a percentage)
Leased and owned hotels	83.7%	86.6%	81.8%	-1.9	p.p.
Manachised and franchised hotels	79.7%	83.9%	78.1%	-1.5	p.p.
Blended	80.0%	84.1%	78.4%	-1.6	p.p.
RevPAR (in RMB)
Leased and owned hotels	296	327	297	0.5%
Manachised and franchised hotels	215	250	221	2.8%
Blended	222	256	226	2.0%

	For full year ended
	December 31,	December 31,	yoy
	2024	2025	change
Average daily room rate (in RMB)
Leased and owned hotels	364	361	-0.8%
Manachised and franchised hotels	281	284	0.9%
Blended	289	290	0.2%
Occupancy rate (as a percentage)
Leased and owned hotels	84.4%	82.8%	-1.6	p.p.
Manachised and franchised hotels	80.9%	79.8%	-1.2	p.p.
Blended	81.2%	80.0%	-1.2	p.p.
RevPAR (in RMB)
Leased and owned hotels	308	299	-2.6%
Manachised and franchised hotels	228	227	-0.5%
Blended	235	232	-1.3%

Same-hotel operational data by class

Mature hotels in operation for more than 18 months

	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of December 31,		For the quarter ended December 31,		yoy change	For the quarter ended December 31,		yoy change	For the quarter ended December 31,		yoy change
	2024	2025	2024	2025		2024	2025		2024	2025	(p.p.)
Economy hotels	4,187	4,187	171	167	-2.5%	207	211	1.8%	82.4%	78.9%	-3.5
Leased and owned hotels	241	241	207	201	-2.7%	243	244	0.6%	85.1%	82.3%	-2.8
Manachised and franchised hotels	3,946	3,946	168	163	-2.5%	204	208	2.0%	82.2%	78.6%	-3.6
Midscale, upper-midscale hotels and others	4,370	4,370	269	263	-2.5%	333	336	0.8%	80.9%	78.3%	-2.6
Leased and owned hotels	253	253	366	361	-1.3%	439	443	1.1%	83.4%	81.4%	-2.0
Manachised and franchised hotels	4,117	4,117	260	253	-2.6%	322	325	0.7%	80.7%	78.0%	-2.7
Total	8,557	8,557	228	222	-2.5%	280	283	1.2%	81.5%	78.5%	-3.0

Same-hotel operational data by class

Mature hotels in operation for more than 18 months

	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of December 31,		For the year ended December 31,		yoy change	For the year ended December 31,		yoy change	For the year ended December 31,		yoy change
	2024	2025	2024	2025		2024	2025		2024	2025	(p.p.)
Economy hotels	4,187	4,187	185	174	-6.0%	220	214	-2.6%	84.0%	81.1%	-2.9
Leased and owned hotels	241	241	224	209	-7.0%	259	248	-4.2%	86.7%	84.1%	-2.5
Manachised and franchised hotels	3,946	3,946	181	170	-5.9%	216	211	-2.4%	83.7%	80.8%	-3.0
Midscale, upper-midscale hotels and others	4,370	4,370	286	270	-5.6%	349	340	-2.8%	81.8%	79.4%	-2.4
Leased and owned hotels	253	253	377	359	-4.8%	450	438	-2.7%	83.8%	82.1%	-1.7
Manachised and franchised hotels	4,117	4,117	276	260	-5.7%	338	329	-2.8%	81.6%	79.2%	-2.4
Total	8,557	8,557	242	228	-5.7%	292	285	-2.6%	82.8%	80.2%	-2.6

Operating Results: Legacy-DH(2)

	Number of hotels				Number of rooms	Unopened hotels in pipeline
	Opened in Q4 2025	Closed in Q4 2025	Net added in Q4 2025	As of December 31, 2025(3)	As of December 31, 2025	As of December 31, 2025
Leased hotels	1	(4)	(3)	62	13,363	8
Manachised and franchised hotels	-	(1)	(1)	56	11,659	11
Total	1	(5)	(4)	118	25,022	19

(2)	Legacy-DH refers to DH.
(3)	As of December 31, 2025, a total of 2 hotels were temporarily closed due to repair work.

	For the quarter ended
	December 31,	September 30,	December 31,	yoy
	2024	2025	2025	change
Average daily room rate (in EUR)
Leased hotels	115	109	117	1.4%
Manachised and franchised hotels	115	126	123	6.9%
Blended	115	117	120	3.9%
Occupancy rate (as a percentage)
Leased hotels	70.0%	77.6%	73.5%	+3.4	p.p.
Manachised and franchised hotels	71.2%	70.8%	71.6%	+0.4	p.p.
Blended	70.5%	74.4%	72.6%	+2.1	p.p.
RevPAR (in EUR)
Leased hotels	81	85	86	6.4%
Manachised and franchised hotels	82	89	88	7.4%
Blended	81	87	87	7.0%

	For full year ended
	December 31,	December 31,	yoy
	2024	2025	change
Average daily room rate (in EUR)
Leased and owned hotels	117	112	-4.2%
Manachised and franchised hotels	110	121	9.5%
Blended	114	116	1.4%
Occupancy rate (as a percentage)
Leased and owned hotels	67.2%	72.3%	+5.1	p.p.
Manachised and franchised hotels	64.5%	68.5%	+3.9	p.p.
Blended	66.1%	70.5%	+4.4	p.p.
RevPAR (in EUR)
Leased and owned hotels	79	81	3.0%
Manachised and franchised hotels	71	83	16.2%
Blended	76	82	8.2%

Hotel Portfolio by Brand

	As of December 31, 2025
	Hotels	Rooms	Unopened hotels
	in operation		in pipeline
Economy hotels	6,030	494,391	1,160
HanTing Hotel	4,556	393,791	774
NiHao Hotel	513	38,772	86
Hi Inn	696	37,752	287
Elan Hotel	45	2,871	-
Ibis Hotel	214	20,169	6
Zleep Hotels	6	1,036	7
Midscale hotels	5,431	584,713	1,124
JI Hotel	3,565	404,616	752
Orange Hotel	1,055	111,365	250
Starway Hotel	712	59,807	118
Ibis Styles Hotel	99	8,925	4
Upper midscale hotels	1,207	156,683	493
Crystal Orange Hotel	322	40,125	100
IntercityHotel(4)	159	25,914	111
Grand JI Hotel	-	-	5
CitiGO Hotel	33	4,963	4
Manxin Hotel	192	18,120	47
Madison Hotel	218	23,304	113
Mercure Hotel	226	33,259	88
Novotel Hotel	46	9,310	18
MAXX Hotel(5)	11	1,688	7
Upscale hotels	166	24,347	121
Blossom House	90	5,656	107
Joya Hotel	7	1,237	-
Grand Mercure Hotel	10	1,877	-
Steigenberger Hotels & Resorts(6)	56	14,990	14
Jaz in the City	3	587	-
Luxury hotels	19	2,841	3
Steigenberger Icons(7)	12	2,320	1
Song Hotels	7	521	2
Others	5	1,444	5
Other hotels(8)	5	1,444	5
Total	12,858	1,264,419	2,906

(4)	As of December 31, 2025, 107 operational hotels and 106 pipeline hotels of IntercityHotel were under Legacy-Huazhu.

(5)	As of December 31, 2025, 7 operational hotels and 7 pipeline hotels of MAXX were under Legacy-Huazhu.

(6)	As of December 31, 2025, 13 operational hotels and 9 pipeline hotels of Steigenberger Hotels & Resorts were under Legacy-Huazhu.

(7)	As of December 31, 2025, 5 operational hotels and 1 pipeline hotels of Steigenberger Icon were under Legacy-Huazhu.

(8)	Other hotels include other partner hotels and other hotel brands in Yongle Huazhu Hotel & Resort Group (excluding Steigenberger Hotels & Resorts and Blossom House).